Filed Pursuant to Rule 424(b)(2)

Registration Statement No. 333-269296

The information in this preliminary pricing supplement is not complete and may be changed. This preliminary pricing supplement is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion. Dated March 2, 2023. GS Finance Corp. $ Leveraged S&P 500® Daily Risk Control 5% USD Excess Return Index-Linked Notes due guaranteed by The Goldman Sachs Group, Inc.

The notes do not bear interest. In addition to the contingent CPI amount described below, the amount that you will be paid on your notes on the stated maturity date (expected to be April 3, 2026) is based on the performance of the S&P 500® Daily Risk Control 5% USD Excess Return Index (Excess Return index) as measured from the trade date (expected to be March 31, 2023) to and including the determination date (expected to be March 31, 2026).

At maturity, for each $1,000 face amount of your notes, you will receive an amount in cash equal to:

●

if the final index level on the determination date is greater than the initial index level, the sum of (i) $1,000 plus (ii) the product of (a) $1,000 times (b) at least 1.08 (set on the trade date) times (c) the index return (the percentage increase or decrease in the final index level from the initial index level) plus (iii) the contingent CPI amount, if any; or

●	if the final index level is equal to or less than the initial index level, the sum of (i) $1,000 plus (ii) the contingent CPI amount, if any.

The contingent CPI amount is based on the non-seasonally adjusted U.S. City Average All Items Consumer Price Index for All Urban Consumers (the “CPI”). If the level of the CPI for January 2026 (the final CPI level) is greater than the level of the CPI for January 2023 (the initial CPI level), you will receive on the stated maturity date a contingent CPI amount equal to the product of (i) $1,000 times (ii) the CPI return (the percentage increase or decrease in the final CPI level from the initial CPI level). If the final CPI level is equal to or less than the initial CPI level, you will not receive a contingent CPI amount on the stated maturity date.

The Excess Return index measures the return on a hypothetical investment in the S&P 500® Daily Risk Control 5% USD Total Return Index (Risk Control index or the index) borrowed at the Secured Overnight Financing Rate (SOFR) plus 0.02963%. Any percentage increase in the Risk Control index will be offset by SOFR plus 0.02963%.

The Risk Control index provides exposure to the S&P 500® Total Return Index (Total Return index), subject to a daily risk control strategy that increases or decreases exposure to the Total Return index to target 5% volatility of the Risk Control index, based on the greater of short-term realized volatility and long-term realized volatility of the Total Return index. The methodology used measures variations in the historical daily returns of the Total Return index and places greater significance on the returns of days that are closer to the calculation date such that days closer to the calculation date have the majority of the impact on the volatility calculation. See page PS-17.

If realized volatility is less than 5%, the Risk Control index’s exposure to the Total Return index will be greater than 100% (up to 150%) by hypothetically borrowing cash at SOFR plus 0.02963%. If realized volatility is greater than 5%, the Risk Control index’s exposure to the Total Return index will be less than 100% (and could be 0%) by reallocating exposure from the Total Return index to a hypothetical cash position that accrues interest at SOFR plus 0.02963%. Typically, a portion of the Risk Control index’s exposure has been to the hypothetical cash position.

The Risk Control index may decrease significantly more or increase significantly less than the Total Return index and there is no guarantee that the Risk Control index will achieve the 5% volatility target.

Prior to December 20, 2021, the Excess Return index measured the return on a hypothetical investment in the Risk Control index borrowed at the overnight U.S. dollar LIBOR rate (LIBOR). Any percentage increase in the Risk Control index was offset by LIBOR. Further, prior to such date, with respect to the Risk Control index, if realized volatility was less than 5%, the Risk Control index’s exposure to the Total Return index would have been greater than 100% (up to 150%) by hypothetically borrowing cash at LIBOR. If realized volatility was greater than 5%, the Risk Control index’s exposure to the Total Return index would have been less than 100% (and could have been 0%) by reallocating exposure from the Total Return index to a hypothetical cash position that accrued interest at LIBOR. As a result, extremely limited historical information regarding the performance of the Excess Return index and the Risk Control index subsequent to their discontinued use of LIBOR is available, which may make it difficult for you to make an informed decision with respect to an investment in the notes.

You should read the disclosure herein to better understand the terms and risks of your investment, including the credit risk of GS Finance Corp. and The Goldman Sachs Group, Inc. See page PS-10.

The estimated value of your notes at the time the terms of your notes are set on the trade date is expected to be between $925 and $955 per $1,000 face amount. For a discussion of the estimated value and the price at which Goldman Sachs & Co. LLC would initially buy or sell your notes, if it makes a market in the notes, see the following page.

Original issue date:	expected to be April 5, 2023	Original issue price:	100% of the face amount*
Underwriting discount:	% of the face amount*	Net proceeds to the issuer:	% of the face amount

* The original issue price will be       % for certain investors; see “Supplemental Plan of Distribution; Conflicts of Interest” on page PS-28.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense. The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

Goldman Sachs & Co. LLC Pricing Supplement No. dated , 2023.

The issue price, underwriting discount and net proceeds listed above relate to the notes we sell initially. We may decide to sell additional notes after the date of this pricing supplement, at issue prices and with underwriting discounts and net proceeds that differ from the amounts set forth above. The return (whether positive or negative) on your investment in notes will depend in part on the issue price you pay for such notes.

GS Finance Corp. may use this prospectus in the initial sale of the notes. In addition, Goldman Sachs & Co. LLC or any other affiliate of GS Finance Corp. may use this prospectus in a market-making transaction in a note after its initial sale. Unless GS Finance Corp. or its agent informs the purchaser otherwise in the confirmation of sale, this prospectus is being used in a market-making transaction.

Estimated Value of Your Notes

The estimated value of your notes at the time the terms of your notes are set on the trade date (as determined by reference to pricing models used by Goldman Sachs & Co. LLC (GS&Co.) and taking into account our credit spreads) is expected to be between $925 and $955 per $1,000 face amount, which is less than the original issue price. The value of your notes at any time will reflect many factors and cannot be predicted; however, the price (not including GS&Co.’s customary bid and ask spreads) at which GS&Co. would initially buy or sell notes (if it makes a market, which it is not obligated to do) and the value that GS&Co. will initially use for account statements and otherwise is equal to approximately the estimated value of your notes at the time of pricing, plus an additional amount (initially equal to $     per $1,000 face amount).

Prior to        , the price (not including GS&Co.’s customary bid and ask spreads) at which GS&Co. would buy or sell your notes (if it makes a market, which it is not obligated to do) will equal approximately the sum of (a) the then-current estimated value of your notes (as determined by reference to GS&Co.’s pricing models) plus (b) any remaining additional amount (the additional amount will decline to zero on a straight-line basis from the time of pricing through         ). On and after        , the price (not including GS&Co.’s customary bid and ask spreads) at which GS&Co. would buy or sell your notes (if it makes a market) will equal approximately the then-current estimated value of your notes determined by reference to such pricing models.

About Your Prospectus

The notes are part of the Medium-Term Notes, Series F program of GS Finance Corp. and are fully and unconditionally guaranteed by The Goldman Sachs Group, Inc. This prospectus includes this pricing supplement and the accompanying documents listed below. This pricing supplement constitutes a supplement to the documents listed below, does not set forth all of the terms of your notes and therefore should be read in conjunction with such documents:

•General terms supplement no. 8,999 dated February 13, 2023

•February 2023 Non-Seasonally Adjusted U.S. City Average All Items Consumer Price Index for All Urban Consumers Supplement dated March 2, 2023

•Underlier supplement no. 33 dated February 23, 2023

•Prospectus supplement dated February 13, 2023

•Prospectus dated February 13, 2023

The information in this pricing supplement supersedes any conflicting information in the documents listed above. In addition, some of the terms or features described in the listed documents may not apply to your notes.

We refer to the notes we are offering by this pricing supplement as the “offered notes” or the “notes”. Each of the offered notes has the terms described below. Please note that in this pricing supplement, references to “GS Finance Corp.”, “we”, “our” and “us” mean only GS Finance Corp. and do not include its subsidiaries or affiliates, references to “The Goldman Sachs Group, Inc.”, our parent company, mean only The Goldman Sachs Group, Inc. and do not include its subsidiaries or affiliates and references to “Goldman Sachs” mean The Goldman Sachs Group, Inc. together with its consolidated subsidiaries and affiliates, including us. The notes will be issued under the senior debt indenture, dated as of October 10, 2008, as supplemented by the First Supplemental Indenture, dated as of February 20, 2015, each among us, as issuer, The Goldman Sachs Group, Inc., as guarantor, and The Bank of New York Mellon, as trustee. This indenture, as so supplemented and as further supplemented thereafter, is referred to as the “GSFC 2008 indenture” in the accompanying prospectus supplement.

The notes will be issued in book-entry form and represented by master note no. 3, dated March 22, 2021.

TERMS AND CONDITIONS

CUSIP / ISIN: 40057PW99 / US40057PW996

Company (Issuer): GS Finance Corp.

Guarantor: The Goldman Sachs Group, Inc.

Underlier: the S&P 500® Daily Risk Control 5% USD Excess Return Index (current Bloomberg symbol: “SPXT5UE Index”), or any successor underlier, as it may be modified, replaced or adjusted from time to time as provided herein

CPI: the non-seasonally adjusted U.S. City Average All Items Consumer Price Index for All Urban Consumers (with the 1982-1984 average as the base reference period), reported monthly by the Bureau of Labor Statistics (the “BLS”) of the U.S. Department of Labor and published on Bloomberg page “CPURNSA” or any successor or replacement service or page, as it may be modified, replaced or adjusted from time to time as provided herein

Face amount: $            in the aggregate on the original issue date; the aggregate face amount may be increased if the company, at its sole option, decides to sell an additional amount on a date subsequent to the trade date.

Authorized denominations: $1,000 or any integral multiple of $1,000 in excess thereof

Principal amount: On the stated maturity date, the company will pay, for each $1,000 of the outstanding face amount, an amount in cash equal to the cash settlement amount.

Cash settlement amount:

●

if the final underlier level is greater than the initial underlier level, the sum of (i) $1,000 plus (ii) the product of (a) $1,000 times (b) the upside participation rate times (c) the underlier return plus (iii) the contingent CPI amount; or

●	if the final underlier level is equal to or less than the initial underlier level, the sum of (i) $1,000 plus (ii) the contingent CPI amount

Initial underlier level (set on the trade date):

Final underlier level: the closing level of the underlier on the determination date, subject to adjustment as provided in “— Consequences of a market disruption event or non-trading day” and “— Discontinuance or modification of the underlier” below

Upside participation rate (set on the trade date): at least 108%

Underlier return: the quotient of (i) the final underlier level minus the initial underlier level divided by (ii) the initial underlier level, expressed as a percentage

Initial CPI level: 299.170, the CPI level for January 2023

Final CPI level: the CPI level for January 2026, subject to adjustment as provided in “— Discontinuance or modification of the CPI” below

CPI return: the quotient of (i) the final CPI level minus the initial CPI level divided by (ii) the initial CPI level, expressed as a percentage

Contingent CPI amount:

•	if the final CPI level is greater than the initial CPI level, the product of (a) $1,000 times (b) the CPI return; or
•	if the final CPI level is equal to or less than the initial CPI level, $0

Trade date: expected to be March 31, 2023

Original issue date (set on the trade date): expected to be April 5, 2023

Determination date (set on the trade date): expected to be March 31, 2026, unless the calculation agent determines that a market disruption event occurs or is continuing on such day or such day is not a trading day. In that event, the determination date will be the first following trading day on which the calculation agent determines that a market disruption event does not occur and is not continuing. However, the determination date will not be postponed to a date later than the originally scheduled stated maturity date or, if the originally scheduled stated maturity date is not a business day, later than the first business day after the originally scheduled stated maturity date. If a market disruption event occurs or is continuing on the day that is the last possible determination date or such last possible day is not a trading day, that day will nevertheless be the determination date.

Stated maturity date (set on the trade date): expected to be April 3, 2026, unless that day is not a business day, in which case the stated maturity date will be postponed to the next following business day. The stated maturity date will also be postponed if the determination date is postponed as described under “— Determination date” above. In such a case, the stated maturity date will be postponed by the same number of business day(s) from but excluding the originally scheduled determination date to and including the actual determination date.

Closing level: for any given trading day, the official closing level of the underlier or any successor underlier published by the underlier sponsor on such trading day

CPI level: for any month, the level of the CPI published by the BLS for that month

Trading day: a day on which the respective principal securities markets for all of the underlier stocks are open for trading, the underlier sponsor is open for business and the underlier is calculated and published by the underlier sponsor

Successor underlier: any substitute underlier approved by the calculation agent as a successor underlier as provided under “— Discontinuance or modification of the underlier” below

Underlier sponsor: at any time, the person or entity, including any successor sponsor, that determines and publishes the underlier as then in effect. The notes are not sponsored, endorsed, sold or promoted by the underlier sponsor or any of its affiliates and the underlier sponsor and its affiliates make no representation regarding the advisability of investing in the notes.

Underlier stocks: at any time, the stocks that comprise the underlier as then in effect, after giving effect to any additions, deletions or substitutions

Market disruption event: With respect to any given trading day, any of the following will be a market disruption event with respect to the underlier:

●

a suspension, absence or material limitation of trading in underlier stocks constituting 20% or more, by weight, of the underlier on their respective primary markets, in each case for more than two consecutive hours of trading or during the one-half hour before the close of trading in that market, as determined by the calculation agent in its sole discretion,

●

a suspension, absence or material limitation of trading in option or futures contracts relating to the underlier or to underlier stocks constituting 20% or more, by weight, of the underlier in the respective primary markets for those contracts, in each case for more than two consecutive hours of trading or during the one-half hour before the close of trading in that market, as determined by the calculation agent in its sole discretion, or

●

underlier stocks constituting 20% or more, by weight, of the underlier, or option or futures contracts, if available, relating to the underlier or to underlier stocks constituting 20% or more, by weight, of the underlier do not trade on what were the respective primary markets for those underlier stocks or contracts, as determined by the calculation agent in its sole discretion, and, in the case of any of these events, the calculation agent determines in its sole discretion that such event could materially interfere with the ability of the company or any of its affiliates or a similarly situated person to unwind all or a material portion of a hedge that could be effected with respect to this note.

The following events will not be market disruption events:

●	a limitation on the hours or numbers of days of trading, but only if the limitation results from an announced change in the regular business hours of the relevant market, and
●	a decision to permanently discontinue trading in option or futures contracts relating to the underlier or to any underlier stock.

For this purpose, an “absence of trading” in the primary securities market on which an underlier stock is traded, or on which option or futures contracts relating to the underlier or an underlier stock are traded, will not include any time when that market is itself closed for trading under ordinary circumstances. In contrast, a suspension or limitation of trading in an underlier stock or in option or futures contracts, if available, relating to the underlier or an underlier stock in the primary market for that stock or those contracts, by reason of:

●	a price change exceeding limits set by that market,
●	an imbalance of orders relating to that underlier stock or those contracts, or
●	a disparity in bid and ask quotes relating to that underlier stock or those contracts,

will constitute a suspension or material limitation of trading in that stock or those contracts in that market.

Consequences of a market disruption event or a non-trading day: If a market disruption event occurs or is continuing on a day that would otherwise be the determination date or such day is not a trading day, then the determination date will be postponed as described under “— Determination date” above.

If the calculation agent determines that the closing level of the underlier that must be used to determine the cash settlement amount is not available on the last possible determination date because of a market disruption event, a non-trading day or for any other reason (other than as described under “— Discontinuance or modification of the underlier” below), the calculation agent will nevertheless determine the closing level of the underlier based on its assessment, made in its sole discretion, of the level of the underlier on that day.

Discontinuance or modification of the underlier: If the underlier sponsor discontinues publication of the underlier and the underlier sponsor or any other person or entity publishes a substitute underlier that the calculation agent determines is comparable to the underlier and approves as a successor underlier, or if the calculation agent designates a substitute underlier, then the calculation agent will determine the amount payable on the stated maturity date by reference to such successor underlier.

If the calculation agent determines that the publication of the underlier is discontinued and there is no successor underlier, the calculation agent will determine the amount payable on the stated maturity date by a computation methodology that the calculation agent determines will as closely as reasonably possible replicate the underlier.

If the calculation agent determines that (i) the underlier, the underlier stocks or the method of calculating the underlier is changed at any time in any respect — including any addition, deletion or substitution and any reweighting or rebalancing of the underlier or the underlier stocks and whether the change is made by the underlier sponsor under its existing policies or following a modification of those policies, is due to the publication of a successor underlier, is due to events affecting one or more of the underlier stocks or their issuers or is due to any other reason — and is not otherwise reflected in the level of the underlier by the underlier sponsor pursuant to the then-current underlier methodology of the underlier or (ii) there has been a split or reverse split of the underlier, then the calculation agent will be permitted (but not required) to make such adjustments in the underlier or the method of its calculation as it believes are appropriate to ensure that the final underlier level, used to determine the amount payable on the stated maturity date, is equitable.

All determinations and adjustments to be made by the calculation agent with respect to the underlier may be made by the calculation agent in its sole discretion. The calculation agent is not obligated to make any such adjustments.

Discontinuance or modification of the CPI: If the CPI is discontinued or substantially altered, as determined by the calculation agent in its sole discretion, the calculation agent will determine the contingent CPI amount by reference to (i) the substitute CPI that is chosen by the Secretary of the Treasury for the Department of The Treasury’s Inflation-Linked Treasuries as described at Appendix B, Section I, Paragraph B.4 of Part IV of 69 Federal Register, No. 144 (July 28, 2004), or (ii) if no such CPI is chosen, the substitute CPI determined by the calculation agent in accordance with general market practice at the time.

If the calculation agent in its sole discretion determines that the CPI is discontinued or substantially altered and there is no substitute CPI, or that the CPI level is not available because of any other reason, the calculation agent will determine the CPI level by a computation methodology that the calculation agent determines will as closely as reasonably possible replicate the CPI. For the avoidance of doubt, however, if the base reference period of the CPI is changed to a different year or period and the 1982-1984 base reference period is no longer used, the base reference period for the notes will continue to be the 1982-1984 base reference period as long as the CPI with the 1982-1984 base reference period continues to be published.

Calculation agent: Goldman Sachs & Co. LLC (“GS&Co.”)

Overdue principal rate: the effective Federal Funds rate

HYPOTHETICAL EXAMPLES

The following examples are provided for purposes of illustration only. They should not be taken as an indication or prediction of future investment results and merely are intended to illustrate the impact that the various hypothetical underlier levels on the determination date could have on the cash settlement amount at maturity assuming all other variables remain constant.

The examples below are based on a range of final underlier levels that are entirely hypothetical; the underlier level on any day throughout the life of the notes, including the final underlier level on the determination date, cannot be predicted. The underlier has been highly volatile in the past — meaning that the underlier level has changed considerably in relatively short periods — and its performance cannot be predicted for any future period.

The information in the following examples reflects hypothetical rates of return on the offered notes assuming that they are purchased on the original issue date at the face amount and held to the stated maturity date. If you sell your notes in a secondary market prior to the stated maturity date, your return will depend upon the market value of your notes at the time of sale, which may be affected by a number of factors that are not reflected in the examples below, such as interest rates, the volatility of the underlier, the creditworthiness of GS Finance Corp., as issuer, and the creditworthiness of The Goldman Sachs Group, Inc., as guarantor. In addition, the estimated value of your notes at the time the terms of your notes are set on the trade date (as determined by reference to pricing models used by GS&Co.) is less than the original issue price of your notes. For more information on the estimated value of your notes, see “Additional Risk Factors Specific to Your Notes — The Estimated Value of Your Notes At the Time the Terms of Your Notes Are Set On the Trade Date (as Determined By Reference to Pricing Models Used By GS&Co.) Is Less Than the Original Issue Price Of Your Notes” on page PS-10 of this pricing supplement. The information in the examples also reflects the key terms and assumptions in the box below.

Key Terms and Assumptions
Face amount	$1,000
Upside participation rate	108%
Neither a market disruption event nor a non-trading day occurs on the originally scheduled determination date
No change in or affecting any of the underlier stocks or the method by which the underlier sponsor calculates the underlier
Notes purchased on original issue date at the face amount and held to the stated maturity date

Moreover, we have not yet set the initial underlier level that will serve as the baseline for determining the underlier return and the amount that we will pay on your notes at maturity. We will not do so until the trade date. As a result, the actual initial underlier level may differ substantially from the underlier level prior to the trade date.

For these reasons, the actual performances of the underlier and the CPI over the life of your notes, as well as the amount payable at maturity, may bear little relation to the hypothetical examples shown below or to the historical underlier levels or historical CPI levels shown elsewhere in this pricing supplement. For information about the historical levels of the underlier and historical CPI levels during recent periods, see “The Underlier — Historical Closing Levels of the Underlier” on page PS-21 and “The CPI — Historical Levels of the CPI” on page PS-24. Before investing in the offered notes, you should consult publicly available information to determine the levels of the underlier and the CPI between the date of this pricing supplement and the date of your purchase of the offered notes.

Also, the hypothetical examples shown below do not take into account the effects of applicable taxes. Because of the U.S. tax treatment applicable to your notes, tax liabilities could affect the after-tax rate of return on your notes to a comparatively greater extent than the after-tax return on the underlier stocks.

Hypothetical Contingent CPI amount at Maturity

The examples below show the hypothetical contingent CPI amount, if any, that could be paid as part of the cash settlement amount for each $1,000 face amount of the notes.

The levels in the left column of the table below represent hypothetical final CPI levels and are expressed as percentages of the initial CPI level. The amounts in the right column represent the hypothetical contingent CPI amounts, based on the corresponding hypothetical final CPI level, and are expressed as percentages of the face amount of a note (rounded to the nearest one-thousandth of a percent). Thus, a hypothetical contingent CPI amount of 1.000% means that the value of the contingent CPI amount that we would deliver for each $1,000 of the outstanding face amount of the offered notes on the stated maturity date as part of the cash settlement amount would equal 1.000% of the face amount of a note, based on the corresponding hypothetical final CPI level and the assumptions noted above. You may not receive any contingent CPI amount as part of the cash settlement amount for each $1,000 face amount of your notes.

Hypothetical Final CPI Level (as Percentage of Initial CPI Level)	Hypothetical Contingent CPI Amount (as Percentage of Face Amount)
115.000%	15.000%
110.000%	10.000%
105.000%	5.000%
101.000%	1.000%
100.000%	0.000%
75.000%	0.000%
50.000%	0.000%
25.000%	0.000%
0.000%	0.000%

If, for example, the final CPI level were determined to be 25.000% of the initial CPI level, you would not receive a contingent CPI amount on the stated maturity date, as shown in the table above. Therefore, your return on the notes would be based solely on the index return. For example, assuming the final CPI level was 25.000% of the initial CPI level, if the hypothetical final index level was 100.000% of the initial index level, the cash settlement amount that we would deliver on your notes at maturity would be 100.000% of the face amount of your notes.

Hypothetical Cash Settlement Amount at Maturity

The examples below reflect hypothetical cash settlement amounts that you could receive on the stated maturity date, excluding any contingent CPI amount.

The levels in the left column of the table below represent hypothetical final underlier levels and are expressed as percentages of the initial underlier level. The amounts in the right column represent the hypothetical cash settlement amounts, based on the corresponding hypothetical final underlier level, and are expressed as percentages of the face amount of a note (rounded to the nearest one-thousandth of a percent). Thus, a hypothetical cash settlement amount of 100.000% means that the value of the cash payment that we would deliver for each $1,000 of the outstanding face amount of the offered notes on the stated maturity date would equal 100.000% of the face amount of a note, based on the corresponding hypothetical final underlier level and the assumptions noted above.

Hypothetical Final Underlier Level (as Percentage of Initial Underlier Level)	Hypothetical Cash Settlement Amount (as Percentage of Face Amount)*
200.000%	208.000%
175.000%	181.000%
150.000%	154.000%
125.000%	127.000%
100.000%	100.000%
75.000%	100.000%
50.000%	100.000%
25.000%	100.000%
0.000%	100.000%

*Does not include the contingent CPI amount, if any.

If, for example, the final underlier level were determined to be 25.000% of the initial underlier level, the cash settlement amount that we would deliver on your notes at maturity would be 100.000% of the face amount of your notes, as shown in the table above. As a result, if you purchased your notes on the original issue date at the face amount and held them to the stated maturity date, you would receive no return on your investment.

The cash settlement amounts shown above are entirely hypothetical; they are based on market prices for the underlier stocks that may not be achieved on the determination date and on assumptions that may prove to be erroneous. The actual market value of your notes on the stated maturity date or at any other time, including any time you may wish to sell your notes, may bear little relation to the hypothetical cash settlement amounts shown above, and these amounts should not be viewed as an indication of the financial return on an investment in the offered notes. The hypothetical cash settlement amounts on notes held to the stated maturity date in the examples above assume you purchased your notes at their face amount and have not been adjusted to reflect the actual issue price you pay for your notes. The return on your investment (whether positive or negative) in your notes will be affected by the amount you pay for your notes. If you purchase your notes for a price other than the face amount, the return on your investment will differ from, and may be significantly lower than, the hypothetical returns suggested by the above examples. Please read “Additional Risk Factors Specific to Your Notes — The Market Value of Your Notes May Be Influenced by Many Unpredictable Factors” on page PS-11.

Payments on the notes are economically equivalent to the amounts that would be paid on a combination of other instruments. For example, payments on the notes are economically equivalent to a combination of an interest-bearing bond bought by the holder and one or more options entered into between the holder and us (with one or more implicit option premiums paid over time). The discussion in this paragraph does not modify or affect the terms of the notes or the U.S. federal income tax treatment of the notes, as described elsewhere in this pricing supplement.

We cannot predict the actual final underlier level, the actual final CPI level or what the market value of your notes will be on any particular trading day, nor can we predict the relationship between the underlier level, the CPI level and the market value of your notes at any time prior to the stated maturity date. The actual amount that you will receive at maturity and the rate of return on the offered notes will depend on the actual initial underlier level and the upside participation rate, which we will set on the trade date, and the actual final underlier level and the actual final CPI level as determined by the calculation agent as described above. Moreover, the assumptions on which the hypothetical returns are based may turn out to be inaccurate. Consequently, the amount of cash to be paid in respect of your notes on the stated maturity date may be very different from the information reflected in the examples above.

ADDITIONAL RISK FACTORS SPECIFIC TO YOUR NOTES

An investment in your notes is subject to the risks described below, as well as the risks and considerations described in the accompanying prospectus, in the accompanying prospectus supplement, under “Additional Risk Factors Specific to the Securities” in the accompanying underlier supplement no. 33 and under “Additional Risk Factors Specific to the Notes” in the accompanying general terms supplement no. 8,999. You should carefully review these risks and considerations as well as the terms of the notes described herein and in the accompanying prospectus, the accompanying prospectus supplement, the accompanying underlier supplement no. 33 and the accompanying general terms supplement no. 8,999. Your notes are a riskier investment than ordinary debt securities. Also, your notes are not equivalent to investing directly in the underlier stocks, i.e., the stocks comprising the underlier to which your notes are linked. You should carefully consider whether the offered notes are appropriate given your particular circumstances.

Risks Related to Structure, Valuation and Secondary Market Sales

The Estimated Value of Your Notes At the Time the Terms of Your Notes Are Set On the Trade Date (as Determined By Reference to Pricing Models Used By GS&Co.) Is Less Than the Original Issue Price Of Your Notes

The original issue price for your notes exceeds the estimated value of your notes as of the time the terms of your notes are set on the trade date, as determined by reference to GS&Co.’s pricing models and taking into account our credit spreads. Such estimated value on the trade date is set forth above under “Estimated Value of Your Notes”; after the trade date, the estimated value as determined by reference to these models will be affected by changes in market conditions, the creditworthiness of GS Finance Corp., as issuer, the creditworthiness of The Goldman Sachs Group, Inc., as guarantor, and other relevant factors. The price at which GS&Co. would initially buy or sell your notes (if GS&Co. makes a market, which it is not obligated to do), and the value that GS&Co. will initially use for account statements and otherwise, also exceeds the estimated value of your notes as determined by reference to these models. As agreed by GS&Co. and the distribution participants, this excess (i.e., the additional amount described under “Estimated Value of Your Notes”) will decline to zero on a straight line basis over the period from the date hereof through the applicable date set forth above under “Estimated Value of Your Notes”. Thereafter, if GS&Co. buys or sells your notes it will do so at prices that reflect the estimated value determined by reference to such pricing models at that time. The price at which GS&Co. will buy or sell your notes at any time also will reflect its then current bid and ask spread for similar sized trades of structured notes.

In estimating the value of your notes as of the time the terms of your notes are set on the trade date, as disclosed above under “Estimated Value of Your Notes”, GS&Co.’s pricing models consider certain variables, including principally our credit spreads, interest rates (forecasted, current and historical rates), volatility, price-sensitivity analysis and the time to maturity of the notes. These pricing models are proprietary and rely in part on certain assumptions about future events, which may prove to be incorrect. As a result, the actual value you would receive if you sold your notes in the secondary market, if any, to others may differ, perhaps materially, from the estimated value of your notes determined by reference to our models due to, among other things, any differences in pricing models or assumptions used by others. See “—The Market Value of Your Notes May Be Influenced by Many Unpredictable Factors” below.

The difference between the estimated value of your notes as of the time the terms of your notes are set on the trade date and the original issue price is a result of certain factors, including principally the underwriting discount and commissions, the expenses incurred in creating, documenting and marketing the notes, and an estimate of the difference between the amounts we pay to GS&Co. and the amounts GS&Co. pays to us in connection with your notes. We pay to GS&Co. amounts based on what we would pay to holders of a non-structured note with a similar maturity. In return for such payment, GS&Co. pays to us the amounts we owe under your notes.

In addition to the factors discussed above, the value and quoted price of your notes at any time will reflect many factors and cannot be predicted. If GS&Co. makes a market in the notes, the price quoted by GS&Co. would reflect any changes in market conditions and other relevant factors, including any deterioration in our creditworthiness or perceived creditworthiness or the creditworthiness or perceived creditworthiness of The Goldman Sachs Group, Inc. These changes may adversely affect the value of your notes, including the price you may receive for your notes in any market making transaction. To the extent that GS&Co. makes a market in the notes, the quoted price will reflect the estimated value determined by reference to GS&Co.’s pricing models at that time, plus or minus its then current bid and ask spread for similar sized trades of structured notes (and subject to the declining excess amount described above).

Furthermore, if you sell your notes, you will likely be charged a commission for secondary market transactions, or the price will likely reflect a dealer discount. This commission or discount will further reduce the proceeds you would receive for your notes in a secondary market sale.

There is no assurance that GS&Co. or any other party will be willing to purchase your notes at any price and, in this regard, GS&Co. is not obligated to make a market in the notes. See “Additional Risk Factors Specific to the Notes — Your Notes May Not Have an Active Trading Market” on page S-7 of the accompanying general terms supplement no. 8,999.

The Notes Are Subject to the Credit Risk of the Issuer and the Guarantor

Although the return on the notes will be based on the performance of the underlier and the CPI, the payment of any amount due on the notes is subject to the credit risk of GS Finance Corp., as issuer of the notes, and the credit risk of The Goldman Sachs Group, Inc. as guarantor of the notes. The notes are our unsecured obligations. Investors are dependent on our ability to pay all amounts due on the notes, and therefore investors are subject to our credit risk and to changes in the market’s view of our creditworthiness. Similarly, investors are dependent on the ability of The Goldman Sachs Group, Inc., as guarantor of the notes, to pay all amounts due on the notes, and therefore are also subject to its credit risk and to changes in the market’s view of its creditworthiness. See “Description of the Notes We May Offer — Information About Our Medium-Term Notes, Series F Program — How the Notes Rank Against Other Debt” on page S-5 of the accompanying prospectus supplement and “Description of Debt Securities We May Offer — Guarantee by The Goldman Sachs Group, Inc.” on page 67 of the accompanying prospectus.

You May Receive Only the Face Amount of Your Notes at Maturity

If the underlier return is zero or negative on the determination date, the return on your notes will be limited to the face amount unless a contingent CPI amount is paid. Even if the amount paid on your notes at maturity exceeds the face amount of your notes, the overall return you earn on your notes, including any contingent CPI amount, may be less than you would have earned by investing in a note with the same stated maturity that bears interest at the prevailing market rate.

The Amount Payable on Your Notes Is Not Linked to the Level of the Underlier at Any Time Other Than the Determination Date

The final underlier level will be based on the closing level of the underlier on the determination date (subject to adjustment as described elsewhere in this pricing supplement). Therefore, if the closing level of the underlier dropped precipitously on the determination date, the cash settlement amount for your notes may be significantly less than it would have been had the cash settlement amount been linked to the closing level of the underlier prior to such drop in the level of the underlier. Although the actual level of the underlier on the stated maturity date or at other times during the life of your notes may be higher than the final underlier level, you will not benefit from the closing level of the underlier at any time other than on the determination date.

Also, the market price of your notes prior to the stated maturity date may be significantly lower than the purchase price you pay for your notes. Consequently, if you sell your notes before the stated maturity date, you may receive far less than the amount of your investment in the notes.

The Contingent CPI Amount Payable on Your Notes Is Not Linked to Any Level of the CPI Other Than the Level of the CPI For January 2026

The final CPI level will be based on the level of the CPI for January 2026 (subject to adjustment as described elsewhere in this pricing supplement). Therefore, if the level of the CPI dropped precipitously for January 2026, the contingent CPI amount for your notes may be significantly less than it would have been had the contingent CPI amount been linked to the level of the CPI prior to such drop in the level of the CPI. Although the actual level of the CPI at maturity or at other times during the life of your notes may be higher than the final CPI level, you will not benefit from any level of the CPI other than the level of the CPI for January 2026.

Additionally, by including the contingent CPI amount feature in the notes, other economic terms of the notes will likely differ from, and be less favorable than, those of similar investments trading at or around the same time that are linked solely to the performance of the underlier. Also, the market price of your notes prior to the stated maturity date may be significantly lower than the purchase price you pay for your notes. Consequently, if you sell your notes before the stated maturity date, you may receive far less than the amount of your investment in the notes.

The Market Value of Your Notes May Be Influenced by Many Unpredictable Factors

When we refer to the market value of your notes, we mean the value that you could receive for your notes if you chose to sell them in the open market before the stated maturity date. A number of factors, many of which are beyond our control, will influence the market value of your notes, including:

●	the levels of the underlier and the CPI, including the initial underlier level and the initial CPI level;
●	consumer confidence in the United States economy;
●	real or perceived scarcity of consumer goods, global trade imbalances, scarcity of energy resources, availability of raw materials, and other supply chain factors;

●	the volatility – i.e., the frequency and magnitude of changes – in the closing level of the underlier and the level of the CPI;
●	the dividend rates of the underlier stocks;
●

economic, financial, regulatory, political, military, public health and other events that affect stock markets generally and the underlier stocks, and which may affect the closing levels of the underlier and the CPI;

●	interest rates and yield rates in the market;
●	the time remaining until your notes mature; and
●

our creditworthiness and the creditworthiness of The Goldman Sachs Group, Inc., whether actual or perceived, and including actual or anticipated upgrades or downgrades in our credit ratings or the credit ratings of The Goldman Sachs Group, Inc. or changes in other credit measures.

Without limiting the foregoing, the market value of your notes may be negatively impacted by increasing interest rates. Such adverse impact of increasing interest rates could be significantly enhanced in notes with longer-dated maturities, the market values of which are generally more sensitive to increasing interest rates.

These factors may influence the market value of your notes if you sell your notes before maturity, including the price you may receive for your notes in any market making transaction. If you sell your notes prior to maturity, you may receive less than the face amount of your notes. You cannot predict the future performance of the underlier or the CPI based on its historical performance.

Your Notes Do Not Bear Interest

You will not receive any interest payments on your notes. As a result, even if the cash settlement amount payable for your notes on the stated maturity date exceeds the face amount of your notes, the overall return you earn on your notes may be less than you would have earned by investing in a non-indexed debt security of comparable maturity that bears interest at a prevailing market rate.

You Have No Shareholder Rights or Rights to Receive Any Underlier Stock

Investing in your notes will not make you a holder of any of the underlier stocks. Neither you nor any other holder or owner of your notes will have any rights with respect to the underlier stocks, including any voting rights, any right to receive dividends or other distributions, any rights to make a claim against the underlier stocks or any other rights of a holder of the underlier stocks. Your notes will be paid in cash and you will have no right to receive delivery of any underlier stocks.

We May Sell an Additional Aggregate Face Amount of the Notes at a Different Issue Price

At our sole option, we may decide to sell an additional aggregate face amount of the notes subsequent to the date of this pricing supplement. The issue price of the notes in the subsequent sale may differ substantially (higher or lower) from the original issue price you paid as provided on the cover of this pricing supplement.

If You Purchase Your Notes at a Premium to Face Amount, the Return on Your Investment Will Be Lower Than the Return on Notes Purchased at Face Amount and the Impact of Certain Key Terms of the Notes Will Be Negatively Affected

The cash settlement amount will not be adjusted based on the issue price you pay for the notes. If you purchase notes at a price that differs from the face amount of the notes, then the return on your investment in such notes held to the stated maturity date will differ from, and may be substantially less than, the return on notes purchased at face amount. If you purchase your notes at a premium to face amount and hold them to the stated maturity date, the return on your investment in the notes will be lower than it would have been had you purchased the notes at face amount or a discount to face amount.

Additional Risks Related to the Underlier

Notwithstanding That the Title of the Index Includes the Phrase “Risk Control,” the Underlier May Decrease Significantly More or Increase Significantly Less Than the Total Return Index

The underlier, through the Risk Control index, is intended to provide investors with exposure to the Total Return index subject to a risk control strategy that dynamically increases or decreases the exposure to the Total Return index in an attempt to achieve a 5% volatility target. The Risk Control index’s exposure to the Total Return index can be greater than, less than or equal to 100%. The performance of the underlier is not taken into account when implementing the risk control strategy and could result in leveraged exposure to the Total Return index in a falling stock market or deleveraged exposure to the Total Return index in a rising stock market. Additionally, the underlier is the excess return version of the Risk Control index. As an excess return underlier, the underlier is designed to measure the return on a hypothetical investment in the Risk Control index that is made with hypothetically borrowed funds. Borrowing costs for these funds are assessed at a rate of SOFR plus 0.02963%. Any positive performance of the Risk Control index will be offset by such hypothetical borrowing costs. Therefore, although the title of the underlier includes the phrase “Risk Control,” the underlier may decrease significantly more or increase significantly less than the Total Return index and your notes are not necessarily less risky than, and will not necessarily have better returns than, notes linked to the Total Return index. See “Comparative Performance of the Excess Return Index, the Risk Control Index and the Total Return Index” below for a comparison of the historical performance of the underlier relative to the Risk Control index and the Total Return index.

The Return on Your Notes is Based on an Underlier That Reflects Excess Return; There Are Borrowing Costs at the Underlier Level

The underlier is the excess return version of the Risk Control index, meaning that it is designed to measure the return on a hypothetical investment in the Risk Control index that is made with hypothetically borrowed funds. Borrowing costs for these funds are assessed at a rate of SOFR plus 0.02963%. Such costs will reduce any positive performance of the Risk Control index (and, thereby, the underlier) and will increase any negative performance of the Risk Control index (and, thereby, the underlier). In order to receive a positive return on your notes, the return of the index must exceed the borrowing costs at the index level. Because the return of the underlier is equal to the return of the Risk Control index minus borrowing costs, the return of the underlier will always be less than the return of the Risk Control index. See “Comparative Performance of the Excess Return Index, the Risk Control Index and the Total Return index” below for a comparison of the historical performance of the underlier relative to the Risk Control index and the Total Return index.

There Is No Assurance that Calculating Realized Volatility as the Greater of Short-Term Volatility and Long-Term Volatility Is the Best Way to Measure Realized Volatility

With regard to the Risk Control index, “realized volatility” is a measurement of variations in the historical daily returns of the Total Return index from the day that is two Risk Control index calculation days before the inception date (September 10, 2009) of the Risk Control index to the day that is two Risk Control index calculation days before the current Risk Control index calculation day. As a result, the measurement period for realized volatility will always have the same start date and will continue to get longer with each new Risk Control Index calculation day. Realized volatility is calculated as the greater of short-term volatility and long-term volatility. When the volatility of the Total Return index increases (or decreases), short-term volatility will increase (or decrease) more quickly than long-term volatility. Because realized volatility is the greater of short-term volatility and long-term volatility, realized volatility will increase quickly when volatility increases, which will quickly reduce exposure to the Total Return index. Conversely, because realized volatility is the greater of short-term volatility and long-term volatility, realized volatility will decrease slowly when volatility decreases, which in turn will gradually increase exposure to the Total Return index. There is no assurance that calculating realized volatility as the greater of short-term volatility and long-term volatility or using a measurement period with a set start date that continues to get longer with each new Risk Control index calculation day is the best way to measure realized volatility. It is possible that exclusively relying on short-term volatility or long-term volatility or on the lesser of short-term volatility and long-term volatility is a more reliable way to measure realized volatility.

The Underlier Will Not Reflect the Most Current Volatility of the Total Return Index

The Risk Control index is rebalanced using a leverage factor at the close of each Risk Control index calculation day in order to adjust its exposure to the Total Return index based on the applicable realized volatility. Although the Risk Control index is rebalanced at the close of each Risk Control index calculation day, because of how the leverage factor is calculated, there is a lag of two Risk Control index calculation days between the calculation of the leverage factor and the rebalancing of the Risk Control index in accordance with that leverage factor. Therefore, on any given Risk Control index calculation day, the leverage factor that determines the Risk Control index’s exposure to the Total Return index for such Risk Control index calculation day will be based on the realized volatility of the Total Return index from two Risk Control index calculation days prior. Due to this two-day lag and the fact that realized volatility can fluctuate significantly during this period, and even during a single day, the Risk Control index will not be rebalanced to reflect (and therefore the underlier will not reflect) the realized volatility of the Total Return index as of the rebalancing day and will not have an actual volatility of 5%. As a result, if there is a rapid and severe decline in the level of the Total Return index, due to the two-day lag, the Risk Control index may not rebalance into the hypothetical cash position until the underlier has declined by a substantial amount.

There Is No Guarantee that the Underlier Will Achieve the 5% Volatility Target

The exposure of the Risk Control index (and therefore the underlier) to the Total Return index is subject to a maximum leverage factor of 150%, which may limit the ability of the Risk Control index (and therefore the underlier) to fully achieve a volatility target of 5% if achieving such volatility target would require a leverage factor in excess of

150%. Therefore, there is no guarantee that the Risk Control index (and therefore the underlier) will achieve the 5% volatility target.

You May be Exposed to Borrowing Costs at the Risk Control Underlier Level

The exposure of the Risk Control index to the Total Return index can be greater than, less than or equal to 100%. Exposure in excess of 100% (i.e., leverage) is achieved by hypothetically borrowing cash at a rate of SOFR plus 0.02963% for the exposure above 100%. As leverage increases, borrowing costs increase.

The cost of borrowing is ignored when determining leverage above 100% (subject to a maximum leverage factor of 150%), even if a prudent investor would choose not to borrow money to invest in the Total Return index at such time. The cost of borrowing may exceed the returns from the Total Return index if the return of the Total Return index decreases or if the rate of the SOFR plus 0.02963% increases (or both).

Controlled Volatility Does Not Mean the Underlier Will Have Lower Volatility than the Total Return Index

The underlier, through the Risk Control index, employs a risk-control strategy that uses mathematical equations to target 5% volatility. The strategy does not have a goal of achieving lower volatility than the Total Return index. In fact, if the realized volatility of the Total Return index is less than the volatility target of 5%, the exposure to the Total Return index will be increased in an attempt to raise the volatility of the Risk Control index to 5%. Any time the exposure to the Total Return index is greater than 100%, the Risk Control index would be more volatile than the Total Return index.

Low Volatility Does Not Necessarily Mean the Risk Control Index Will Outperform the Total Return Index or that the Underlier Will Have Positive Performance

The underlier, through the Risk Control index, employs a risk-control strategy that uses mathematical equations to target 5% volatility. Even if the Risk Control index achieves its 5% volatility target, there is no guarantee that the Risk Control index will outperform the Total Return index or that the underlier return will be positive. For example, if the performance of the Total Return index remains stable or steadily decreases over time, the 5% volatility target will not cause the Risk Control index to outperform the Total Return index or result in a positive Risk Control index return. Moreover, the underlier return will be less than the Risk Control index return due to its excess return feature and the borrowing costs thereof. See “Comparative Performance of the Excess Return Index, the Risk Control Index and the Total Return index” below for a comparison of the historical performance of the underlier relative to the Risk Control index and the Total Return index.

There May Be Overexposure to the Total Return Index in Falling Stock Markets or Underexposure in Rising Stock Markets

The underlier, through the Risk Control index, is designed to achieve a volatility target of 5% regardless of the direction of price movements in the market. Therefore, in rising stock markets if realized volatility is higher than the volatility target, some of the Risk Control index’s exposure (and therefore the underlier’s exposure) will be moved from the Total Return index to the hypothetical cash position, and the Risk Control index (and therefore the underlier) will experience lower returns than if the full exposure was maintained in the Total Return index. In contrast, if realized volatility is less than the volatility target in a falling stock market, the Risk Control index (and therefore the underlier) will be exposed to more than 100% of the losses in the Total Return index and the Risk Control index (and therefore the underlier) will experience lower returns than the Total Return index. The hypothetical cash position has represented a very significant portion of the Risk Control index in the past. Any rebalancing into a hypothetical cash position will limit your return on the notes.

The Exposure to the Total Return Underlier May Be Rebalanced into a Hypothetical Cash Position on Any or All Days During the Term of the Notes

The underlier, through the Risk Control index, has a daily rebalancing feature which can result in a rebalancing between the exposure to the Total Return index and the hypothetical cash position. This could have the effect of reducing the exposure of the Total Return index to less than 100% in an attempt to reduce the volatility to 5%. The minimum leverage factor is 0%. Therefore, there is no guarantee that the Risk Control index will not be rebalanced so that the hypothetical cash position represents a significant portion of the Risk Control index (up to 100% of the underlier). Any rebalancing into a hypothetical cash position will limit your return on the notes.

Typically, a portion of the Risk Control index’s exposure has been to the hypothetical cash position.

On December 20, 2021, Each of the Underlier and the Risk Control Index Discontinued Its Use of Overnight U.S. Dollar LIBOR For All Purposes and Replaced Such Rate

On December 20, 2021, the underlier discontinued use of overnight U.S. dollar LIBOR for all purposes and replaced such rate with SOFR plus 0.02963%. Therefore, beginning on such date, the Underlier measures the return on a hypothetical investment in the Risk Control index that is made with hypothetically borrowed funds at costs assessed at a rate of SOFR plus 0.02963%. Further, from such date, if the Risk Control index increases its exposure to the Total Return index to more than 100% to achieve the 5% volatility target, such exposure will be achieved by hypothetically borrowing cash at a rate of SOFR plus 0.02963%. If the Risk Control index decreases its exposure to the Total Return index to less than 100% to achieve the 5% volatility target, such exposure will be achieved by hypothetically selling some of the exposure to the Total Return index, which results in a hypothetical cash position that accrues interest at SOFR plus 0.02963%.

Replacement of overnight U.S. dollar LIBOR with SOFR plus 0.02963% could potentially result in higher borrowing costs being deducted from the return of the Risk Control Index. See “The Underlier” below. As discussed above under “— The Return on Your Notes is Based on an Underlier That Reflects Excess Return and Will Be Reduced By Borrowing Costs at the Underlier Level”, increases in the borrowing costs will offset any positive performance of the Risk Control index (and, thereby, the underlier) and will increase any negative performance of the Risk Control index (and, thereby, the underlier). As a result, the use of SOFR plus 0.02963% may adversely affect the performance of the underlier and the Risk Control Index and could reduce the amount payable in respect of your Notes.

Historical information regarding the performance of the underlier and the Risk Control index as of any date, or for any period, prior to December 20, 2021 was during a period in which the underlier and the Risk Control index used overnight U.S. dollar LIBOR instead of SOFR plus 0.02963%. Extremely limited historical information regarding the performance of the underlier and the Risk Control index subsequent to their discontinued use of overnight U.S. dollar LIBOR is available, which may make it difficult for you to make an informed decision with respect to the notes.

The Historical Levels of SOFR Are Not an Indication of the Future Levels of SOFR

In the past, the level of SOFR has experienced significant fluctuations. You should note that historical levels, fluctuations and trends of SOFR are not necessarily indicative of future levels. Any historical upward or downward trend in SOFR is not an indication that SOFR is more or less likely to increase or decrease at any time, and you should not take the historical levels of SOFR as an indication of its future performance.

Certain Risks Related to SOFR

On June 22, 2017, the Alternative Reference Rates Committee (“ARRC”) convened by the Board of Governors of the Federal Reserve System and the Federal Reserve Bank of New York identified SOFR, a broad U.S. treasuries repurchase financing rate to be published by the Federal Reserve Bank of New York, as the rate that, in the consensus view of the ARRC, represented best practice for use in certain new U.S. dollar derivatives and other financial contracts. SOFR is a broad measure of the cost of borrowing cash overnight collateralized by U.S. treasury securities and has been published by the Federal Reserve Bank of New York since April 2018. The Federal Reserve Bank of New York has also published historical indicative Secured Overnight Financing Rates going back to 2014. Investors should not rely on any historical changes or trends in SOFR as an indicator of future changes in SOFR.

Because SOFR is published by the Federal Reserve Bank of New York based on data received from other sources, we have no control over its determination, calculation or publication. The Federal Reserve Bank of New York notes on its publication page for SOFR that use of SOFR is subject to important limitations and disclaimers, including that the Federal Reserve Bank of New York may alter the methods of calculation, publication schedule, rate revision practices or availability of SOFR at any time without notice. There can be no guarantee, particularly given its relatively recent introduction, that SOFR will not be discontinued or fundamentally altered in a manner that is materially adverse to the interests of investors in the notes.  If the manner in which SOFR is calculated is changed, that change may result in a reduction of the levels of the underlier and the Risk Control Index and, therefore, the amount payable on your notes and the trading prices of such notes. In addition, the Federal Reserve Bank of New York may withdraw, modify or amend published SOFR data in its sole discretion and without notice.

Additionally, daily changes in SOFR have, on occasion, been more volatile than daily changes in other benchmark or market rates. The return on and value of your notes may fluctuate more than if the underlier and the Risk Control Index used a less volatile rate. In addition, the volatility of SOFR has reflected the underlying volatility of the overnight U.S. Treasury repo market. The Federal Reserve Bank of New York has at times conducted operations in the overnight U.S. Treasury repo market in order to help maintain the federal funds rate within a target range. There can be no assurance that the Federal Reserve Bank of New York will continue to conduct such operations in the future, and the duration and extent of any such operations is inherently uncertain. The effect of any such operations, or of the cessation of such operations to the extent they are commenced, is uncertain and could be materially adverse to the levels of the underlier and the Risk Control Index and, therefore, the amount payable on your notes.

Except to the Extent The Goldman Sachs Group, Inc. Is One of the Companies Whose Common Stock Comprises the Underlier, There Is No Affiliation Between the Underlier Stock Issuers or the Underlier Sponsor and Us

The common stock of The Goldman Sachs Group, Inc. is one of the underlier stocks comprising the underlier. We are not otherwise affiliated with the issuers of the underlier stocks or the underlier sponsor. As we have told you above, however, we or our affiliates may currently or from time to time in the future own securities of, or engage in business with the underlier sponsor or the underlier stock issuers.  Neither we nor any of our affiliates have participated in the preparation of any publicly available information or made any “due diligence” investigation or inquiry with respect to the underlier or any of the other underlier stock issuers. You, as an investor in your notes, should make your own investigation into the underlier and the underlier stock issuers.  See “The Underlier” below for additional information about the underlier.

Neither the underlier sponsor nor any of the other underlier stock issuers are involved in the offering of your notes in any way and none of them have any obligation of any sort with respect to your notes.  Thus, neither the underlier sponsor nor any of the other underlier stock issuers have any obligation to take your interests into consideration for any reason, including in taking any corporate actions that might affect the market value of your notes.

Risks Related to Tax

Your Notes Will Be Treated as Debt Instruments Subject to Special Rules Governing Contingent Payment Debt Instruments for U.S. Federal Income Tax Purposes

The notes will be treated as debt instruments subject to special rules governing contingent payment debt instruments for U.S. federal income tax purposes. If you are a U.S. individual or taxable entity, you generally will be required to pay taxes on ordinary income from the notes over their term based on the comparable yield for the notes, even though you will not receive any payments from us until maturity. This comparable yield is determined solely to calculate the amount on which you will be taxed prior to maturity and is neither a prediction nor a guarantee of what the actual yield will be. In addition, any gain you may recognize on the sale, exchange or maturity of the notes will be taxed as ordinary interest income. If you are a secondary purchaser of the notes, the tax consequences to you may be different. Please see "Supplemental Discussion of U.S. Federal Income Tax Consequences" below for a more detailed discussion. Please also consult your tax advisor concerning the U.S. federal income tax and any other applicable tax consequences to you of owning your notes in your particular circumstances.

Foreign Account Tax Compliance Act (FATCA) Withholding May Apply to Payments on Your Notes, Including as a Result of the Failure of the Bank or Broker Through Which You Hold the Notes to Provide Information to Tax Authorities

Please see the discussion under “United States Taxation — Taxation of Debt Securities — Foreign Account Tax Compliance Act (FATCA) Withholding” in the accompanying prospectus for a description of the applicability of FATCA to payments made on your notes.

THE UNDERLIER

The S&P 500® Daily Risk Control 5% USD Excess Return Index (the “Excess Return index”):

•	is an equity index, and therefore cannot be invested in directly;
•	does not file reports with the SEC because it is not an issuer;
•	has a launch date of September 10, 2009, with a base value of 100 as of its base date, February 5, 1990; and
•	is sponsored by S&P Dow Jones Indices LLC (“S&P”).

The Excess Return index is the excess return version of the S&P 500® Daily Risk Control 5% USD Total Return Index (the “Risk Control index”), meaning that the Excess Return index is designed to measure the return on a hypothetical investment in the Risk Control index borrowed at a rate of the Secured Overnight Financing Rate (SOFR) plus 0.02963%. Any percentage increase in the Risk Control index will be offset by a rate of SOFR plus 0.02963%.

Prior to December 20, 2021, the Excess Return index measured the return on a hypothetical investment in the Risk Control index borrowed at the overnight U.S. dollar LIBOR rate.

The Risk Control index is intended to provide investors with exposure to the S&P 500® Total Return Index (the “Total Return index”) subject to a risk control strategy that dynamically increases or decreases the exposure to the Total Return index in an attempt to achieve a 5% volatility target. The Risk Control index’s exposure to the Total Return index can be greater than, less than or equal to 100%. Exposure in excess of 100% is achieved by hypothetically borrowing cash at a rate of SOFR plus 0.02963%. Exposure of less than 100% is achieved by hypothetically selling some of the exposure to the Total Return index, which results in a hypothetical cash position that accrues interest at the rate of SOFR plus 0.02963%.  Notwithstanding that the title of each of the Excess Return index and the Risk Control index includes the phrase “Risk Control”, the Excess Return index and the Risk Control index may decrease significantly more or increase significantly less than the Total Return index.

Prior to December 20, 2021, the Risk Control index’s exposure in excess of 100% was achieved by hypothetically borrowing cash at a rate of overnight U.S. dollar LIBOR. Exposure of less than 100% was achieved by hypothetically selling some of the exposure to the Total Return index, which resulted in a hypothetical cash position that accrued interest at the overnight U.S. dollar LIBOR rate.

As a result, extremely limited historical information regarding the performance of the Excess Return Index and the Risk Control index subsequent to their discontinued use of overnight U.S. dollar LIBOR is available, which may make it difficult for you to make an informed decision with respect to an investment in the notes.

The Total Return index is a total return-based calculation of the S&P 500® Index. The S&P 500® Index includes a representative sample of 500 leading companies in leading industries of the U.S. economy.

The Excess Return index, the Risk Control index, the Total Return index and the S&P 500® Index are calculated, maintained and published by S&P Dow Jones Indices LLC (“S&P”). Additional information about the Excess Return index, the Risk Control index, the Total Return index, and the S&P 500® Index (including sector weights) is available on the following websites: spglobal.com/spdji/en/indices/strategy/sp-500-daily-risk-control-5-index, spglobal.com/spdji/en/indices/equity/sp-500 and spglobal.com. We are not incorporating by reference the websites or any material they include in this pricing supplement.

S&P 500® Daily Risk Control 5% USD Excess Return Index

The Excess Return index is the excess return version of the Risk Control index. The Excess Return index is designed to measure the return on a hypothetical investment in the Risk Control index that is made with borrowed funds. Borrowing costs are assessed at a rate of SOFR plus 0.02963%. Such costs will reduce any positive index return and will increase any negative index return. The level of the Excess Return index on an index calculation day (“T”) is equal to the product of (a) the level of the Excess Return index on the previous index calculation day (“T – 1”) multiplied by (b) (i) the return of the Risk Control index on the Excess Return index calculation day (“T”) minus (ii) the borrowing costs.

S&P 500® Daily Risk Control 5% USD Total Return Index

The Risk Control index is designed to measure the return on a hypothetical investment in the Total Return index that dynamically increases or decreases its exposure to the Total Return index in an attempt to achieve a 5%

volatility target (the “volatility target”). While the Risk Control index is designed to achieve a stable level of volatility, there can be no assurance that the Risk Control index will achieve this goal.

The return on the Risk Control index consists of two components: (1) the exposure to the Total Return index, which may be greater than (but not greater than 150%), less than (as low as zero) or equal to 100% of the daily return of the Total Return index, and (2) an interest cost or gain. An exposure greater than 100% of the daily return of the Total Return index is a leveraged position where the exposure to the Total Return index is increased by hypothetically borrowing cash (and paying interest on such cash as described below) and investing such cash in the Total Return index. An exposure less than 100% of the daily return of the Total Return index is a deleveraged position where the exposure to the Total Return index is decreased by hypothetically selling some of the exposure, which results in a hypothetical cash position that accrues interest. An exposure equal to 100% of the daily return of the Total Return index has the same daily return as the Total Return index. Interest cost accrues on the amount of any hypothetical borrowed cash and interest gain accrues on the amount of any hypothetical cash position. The rate of SOFR plus 0.02963% is used to calculate the interest cost or gain. The Excess Return index sponsor may use other successor interest rates if SOFR is unavailable, and a 360-day year is assumed for the interest calculations in accordance with U.S. banking practices.

Each Risk Control index calculation day (“T”), the Excess Return index sponsor calculates the “leverage factor”, which determines whether the exposure to the Total Return index should be greater than, less than or equal to 100% of the daily return of the Total Return index for the following Risk Control index calculation day (“T + 1”). The leverage factor is a ratio of the target volatility level (of 5%) to the “realized volatility” (as defined below) for the second preceding Risk Control index calculation day (“T - 2”), subject to a maximum leverage factor of 150% and a minimum leverage factor of 0%. For example, if on the second preceding Risk Control index calculation day the realized volatility were equal to 4%, on the Risk Control index calculation day the leverage factor would be equal to 125% (5% divided by 4%) and on the following Risk Control index calculation day the Risk Control index would be exposed to 125% of the daily return of the Total Return index.

Although the Risk Control index is rebalanced at the close of each Risk Control index calculation day, because of how the leverage factor is calculated, there is a lag of two Risk Control index calculation days between the calculation of the leverage factor and the rebalancing of the Risk Control index in accordance with that leverage factor.  Therefore, on any given Risk Control index calculation day, the leverage factor that determined the Risk Control index’s exposure to the Total Return index for such Risk Control index calculation day was based on the realized volatility of the Total Return index from two Risk Control index calculation days prior.

“Realized volatility” is a measurement of variations in the historical daily returns of the Total Return index. Realized volatility is calculated as the greater of short-term volatility and long-term volatility. Both short-term volatility and long-term volatility are calculated based on the historical daily returns over the same time period (from the day that is two Risk Control index calculation days before the inception date (September 10, 2009) of the Risk Control index to the day that is two Risk Control index calculation days before the current Risk Control index calculation day) and both apply and gradually increase a discount that gradually reduces the significance of a given historical daily return as it moves farther into the past. However, short-term volatility applies a larger discount than does  long-term volatility. The discount for short-term volatility is slightly more than double the discount for long-term volatility. As a result, the 10 most recent Risk Control index calculation days account for approximately 50% of the weighting when determining short-term volatility, while the 23 most recent Risk Control index calculation days account for approximately 50% of the weighting when determining long-term volatility. The short-term realized volatility calculation and the long-term realized volatility calculations differ only in that the long-term volatility calculation places 50% of the calculation weighting on an additional 13 days.

When the volatility of the Total Return index increases (or decreases), short-term volatility will increase (or decrease) more quickly than long-term volatility. Because realized volatility is the greater of short-term volatility and long-term volatility, realized volatility will increase quickly when volatility increases, which will quickly reduce exposure to the Total Return index. Conversely, because realized volatility is the greater of short-term volatility and long-term volatility, realized volatility will decrease slowly when volatility decreases, which in turn will gradually increase exposure to the Total Return index.

If realized volatility is less than the volatility target, the leverage factor will be greater than one and the exposure to the daily return of the Total Return index will be greater than 100%. As a result, interest costs will be incurred for the exposure greater than 100% at the rate of SOFR plus 0.02963%. For example, if the realized volatility is 4%, the leverage factor will be 125% (i.e., 5 divided by 4 = 125%). In this case, the Risk Control index would be exposed to 125% of the daily return of the Total Return index, and interest cost will be assessed for the 25% exposure above 100%. If realized volatility is greater than the volatility target, the leverage factor will be less than one and the exposure to the daily return of the Total Return index will be less than 100%. As a result, exposure will be moved to the cash position, which will accrue interest at the rate of SOFR plus 0.02963%. For example, if the realized volatility is 6%, the leverage factor will be approximately 83% (i.e., 5 divided by 6 = approximately 83%). In this case, the Risk Control index would be exposed to approximately 83% of the daily return of the Total Return index, plus the interest gain on the 17% of exposure that is moved to the cash position. If realized volatility is equal to the volatility target, the leverage factor will be equal to one and exposure to the daily return of the Total Return index will be equal to 100% and there will be no interest cost or gain.

Typically, a portion of the Risk Control index’s exposure has been to the hypothetical cash position.

Total Return Index

The Total Return index is a total return-based calculation of the S&P 500® Index. The total return construction reflects both movements in stock prices and the reinvestment of dividend income. The Total Return index represents the total return earned in a portfolio that tracks the S&P 500® Index and reinvests dividend income in the overall index, not in the specific stock paying the dividend.

The total return construction builds the Total Return index from the price return version of the S&P 500® Index but accounts for daily total dividend returns. The first step is to calculate the total dividend paid on a given day and convert that figure into price index points. A total daily dividend amount is calculated as the aggregate of (a) the number of shares of each stock in the S&P 500® Index times (b) the dividend per share paid for such stock. This calculation is performed for each trading day. The dividend per share for a stock is generally zero except for four times a year when it goes ex-dividend for the quarterly dividend payment. Some stocks included in the S&P 500® Index do not pay dividends and this amount always remains zero. Ordinary cash dividends are applied on the ex-dividend date in calculating the total return index. The Total Return index reflects both ordinary and special cash dividends. “Special dividends” are those dividends that are outside of the normal payment pattern established historically by the issuing company. These may be described by the company as “special,” “extra,” “year-end” or “return of capital.” Whether a dividend is funded from operating earnings or from other sources of cash does not affect the determination of whether it is ordinary or special. S&P Dow Jones Indices will generally consider the third consecutive instance of a non-ordinary dividend (in terms of timing, not amount) to be ordinary for index calculation purposes as a third consecutive instance will now be considered to be part of the normal payment pattern established by the company. As discussed under “The S&P 500® Index” below, special dividends are treated as corporate actions with offsetting price and divisor adjustments.

The total daily dividend amount calculated above is converted to index points by dividing such amount by the divisor for the price return version of the S&P 500® Index. The daily total return for the Total Return index is then determined by calculating (a) the sum of (i) the level of the price return version of the S&P 500® Index on that day plus (ii) the index points reflecting the total daily dividend amount on such day divided by (b) the level of the price return version of the S&P 500® Index for the previous day minus (c) one. The daily total return is used to update the Total Return index level from one day to the next by calculating the product of (a) the level of the Total Return index from the previous day times (b) the sum of (i) one plus (ii) the daily total return for the given day.

S&P 500® Index

The S&P 500® Index includes a representative sample of 500 companies in leading industries of the U.S. economy and is intended to provide a performance benchmark for the large-cap U.S. equity markets. For more details about the S&P 500® Index, the underlier sponsor and license agreement between the underlier sponsor and the issuer, see “The Underliers — S&P 500® Index” on page S-106 of the accompanying underlier supplement no. 33.

License Agreement between S&P and GS Finance Corp.

The S&P 500® Daily Risk Control 5% USD Excess Return Index, the S&P 500® Daily Risk Control 5% USD Total Return Index, the S&P 500® Total Return Index and the S&P 500® Index are products of S&P Dow Jones Indices LLC, and have been licensed for use by GS Finance Corp. (“Goldman”). Standard & Poor’s® and S&P® are registered trademarks of Standard & Poor’s Financial Services LLC; Dow Jones® is a registered trademark of Dow Jones Trademark Holdings LLC (“Dow Jones”) and these trademarks have been licensed for use by S&P Dow Jones Indices LLC and sublicensed for certain purposes by Goldman. Goldman’s notes are not sponsored, endorsed, sold or promoted by S&P Dow Jones Indices LLC, Dow Jones, Standard & Poor’s Financial Services LLC or any of their respective affiliates (collectively, “S&P Dow Jones Indices”). S&P Dow Jones Indices makes no representation or warranty, express or implied, to the owners of the notes or any member of the public regarding the advisability of investing in securities generally or in the notes particularly or the ability of the S&P 500® Daily Risk Control 5% USD Excess Return Index, the S&P 500® Daily Risk Control 5% USD Total Return Index, the S&P 500® Total Return Index or the S&P 500® Index to track general market performance. S&P Dow Jones Indices’ only relationship to Goldman with respect to the S&P 500® Daily Risk Control 5% USD Excess Return Index, the S&P 500® Daily Risk Control 5% USD Total Return Index, the S&P 500® Total Return Index and the S&P 500® Index is the licensing of these indices and certain trademarks, service marks and/or trade names of S&P Dow Jones Indices and/or its licensors. The S&P 500® Daily Risk Control 5% USD Excess Return Index, the S&P 500® Daily Risk Control 5% USD Total Return Index, the S&P 500® Total Return Index and the S&P 500® Index are determined, composed and calculated by S&P Dow Jones Indices without regard to Goldman or the notes. S&P Dow Jones Indices have no obligation to take the needs of Goldman or the owners of the notes into consideration in determining, composing or calculating the S&P 500® Daily Risk Control 5% USD Excess Return Index, the S&P 500® Daily Risk Control 5% USD Total Return Index, the S&P 500® Total Return Index or the S&P 500® Index. S&P Dow Jones Indices are not responsible for and have not participated in the determination of the prices, and amount of the notes or the timing of the issuance or sale of the notes or in the determination or calculation of the equation by which the notes are to be converted into cash. S&P Dow Jones Indices have no obligation or liability in connection with the administration, marketing or trading of the notes. There is no assurance that investment products based on the S&P 500® Daily Risk Control 5% USD Excess Return Index, the S&P 500® Daily Risk Control 5% USD Total Return Index, the S&P 500® Total Return Index or the S&P 500® Index will accurately track index performance or provide positive investment returns. S&P Dow Jones Indices LLC is not an investment advisor. Inclusion of a security within an index is not a recommendation by S&P Dow Jones Indices to buy, sell, or hold such security, nor is it considered to be investment advice.

S&P DOW JONES INDICES DOES NOT GUARANTEE THE ADEQUACY, ACCURACY, TIMELINESS AND/OR THE COMPLETENESS OF THE S&P 500® DAILY RISK CONTROL 5% USD EXCESS RETURN INDEX, THE S&P 500® DAILY RISK CONTROL 5% USD TOTAL RETURN INDEX, THE S&P 500® TOTAL RETURN INDEX OR THE S&P 500® INDEX OR ANY DATA RELATED THERETO OR ANY COMMUNICATION, INCLUDING BUT NOT LIMITED TO ORAL OR WRITTEN COMMUNICATION (INCLUDING ELECTRONIC COMMUNICATIONS) WITH RESPECT THERETO. S&P DOW JONES INDICES SHALL NOT BE SUBJECT TO ANY DAMAGES OR LIABILITY FOR ANY ERRORS, OMISSIONS, OR DELAYS THEREIN. S&P DOW JONES INDICES MAKE NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES, OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE OR AS TO RESULTS TO BE OBTAINED BY GOLDMAN, OWNERS OF THE notes, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE S&P 500® DAILY RISK CONTROL 5% USD EXCESS RETURN INDEX, THE S&P 500® DAILY RISK CONTROL 5% USD TOTAL RETURN INDEX, THE S&P 500® TOTAL RETURN INDEX OR S&P 500® INDEX OR WITH RESPECT TO ANY DATA RELATED THERETO. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT WHATSOEVER SHALL S&P DOW JONES INDICES BE LIABLE FOR ANY INDIRECT, SPECIAL, INCIDENTAL, PUNITIVE, OR CONSEQUENTIAL DAMAGES, INCLUDING BUT NOT LIMITED TO LOSS OF PROFITS, TRADING LOSSES, LOST TIME OR GOODWILL, EVEN IF THEY HAVE BEEN ADVISED OF THE POSSIBILITY OF SUCH DAMAGES, WHETHER IN CONTRACT, TORT, STRICT LIABILITY, OR OTHERWISE. THERE ARE NO THIRD PARTY BENEFICIARIES OF ANY AGREEMENTS OR ARRANGEMENTS BETWEEN S&P DOW JONES INDICES AND GOLDMAN, OTHER THAN THE LICENSORS OF S&P DOW JONES INDICES.

Historical Closing Levels of the Excess Return Index

The closing level of the Excess Return index has fluctuated in the past and may, in the future, experience significant fluctuations. In particular, the Excess Return index has recently experienced extreme and unusual volatility. Any historical upward or downward trend in the closing level of the Excess Return index during the period shown below is not an indication that the Excess Return index is more or less likely to increase or decrease at any time during the life of your notes.

You should not take the historical levels of the Excess Return index as an indication of the future performance of the Excess Return index, including because of the recent volatility described above. We cannot give you any assurance that the future performance of the Excess Return index or the Excess Return index stocks will result in your receiving an amount greater than the outstanding face amount of your notes on the stated maturity date.

Neither we nor any of our affiliates make any representation to you as to the performance of the Excess Return index. Before investing in the offered notes, you should consult publicly available information to determine the levels of the Excess Return index between the date of this pricing supplement and the date of your purchase of the offered notes and, given the recent volatility described above, you should pay particular attention to recent levels of the Excess Return index. The actual performance of the Excess Return index over the life of the offered notes, as well as the cash settlement amount, may bear little relation to the historical closing levels shown below.

The graph below shows the daily historical closing levels of the Excess Return index from January 1, 2018 through February 28, 2023. As a result, the following graph does not reflect the global financial crisis which began in 2008, which had a materially negative impact on the price of most equity securities and, as a result, the level of most equity indices. We obtained the closing levels in the graph below from Bloomberg Financial Services, without independent verification.

Historical Performance of the S&P 500® Daily Risk Control 5% USD Excess Return Index*

* Index data reflects the Excess Return index’s use of overnight U.S. dollar LIBOR prior to December 20, 2021. The Excess Return index discontinued use of overnight U.S. dollar LIBOR for all purposes on December 20, 2021 and replaced such rate with SOFR plus 0.02963%. Therefore, extremely limited information regarding the performance of the Excess Return index subsequent to its discontinued use of overnight U.S. dollar LIBOR is available, which may make it difficult for you to make an informed decision with respect to an investment in the notes.  In the graph, closing levels to the left of the vertical solid line marker reflect the historical closing levels of the underlier before the Excess Return index discontinued use of overnight U.S. dollar LIBOR on December 20, 2021. Closing levels to the right of the vertical solid line marker reflect the historical closing levels of the underlier after the Excess Return index discontinued use of overnight U.S. dollar LIBOR on December 20, 2021.

Comparative Performance of the Excess Return Index, the Risk Control Index and the Total Return Index

The graph below shows the performance of the Excess Return index, the Risk Control index and the Total Return index from January 1, 2018 through February 28, 2023. For comparative purposes, each of the Excess Return index, the Risk Control index and the Total Return index has been adjusted to have a closing level of 100.00 on January 1, 2018 by dividing the closing level of that underlier on each day by the closing level of that Risk Control index on January 1, 2018 and multiplying by 100.00. We obtained the closing levels used to determine the adjusted closing levels in the graph below from Bloomberg Financial Services, without independent verification. You should not take the historical performance of the Excess Return index, the Risk Control index or the Total Return index as an indication of the future performance of such underlier.

Historical Performance of the Excess Return Index (SPXT5UE Index), the Risk Control Index (SPXT5UT Index) and the Total Return Index (SPTR Index)*

* Underlier data reflects the Excess Return index and the Risk Control index’s use of overnight U.S. dollar LIBOR prior to December 20, 2021. Each of the Excess Return index and the Risk Control index discontinued use of overnight U.S. dollar LIBOR for all purposes on December 20, 2021 and replaced such rate with SOFR plus 0.02963%. Therefore, extremely limited information regarding the performances of the Excess Return index and the Risk Control index subsequent to their discontinued use of overnight U.S. dollar LIBOR is available, which may make it difficult for you to make an informed decision with respect to an investment in the notes.  In the graph, closing levels to the left of the vertical solid line marker reflect the historical closing levels of the underlier before the Excess Return index and the Risk Control index discontinued use of overnight U.S. dollar LIBOR on December 20, 2021. Closing levels to the right of the vertical solid line marker reflect the historical closing levels of the Excess Return index and the Risk Control index after the Excess Return index and the Risk Control index discontinued use of overnight U.S. dollar LIBOR on December 20, 2021.

The graph above illustrates the historical performance of the Excess Return index relative to the Risk Control index and the Total Return index over the time period shown and provides an indication of how the relative performance of the daily returns of the Excess Return index has historically been relative to the Risk Control index and the Total Return index. The Excess Return index will always underperform the Risk Control index.

THE CPI

The CPI is a measure of the average change over time in the prices paid by urban consumers for a market basket of consumer goods and services, including food, clothing, shelter, fuels, transportation, doctors’ and dentists’ services, drugs and other goods and services that people buy for day-to-day living. The CPI is reported monthly by the Bureau of Labor Statistics of the U.S. Department of Labor (the “BLS”). The BLS sets the average CPI level for the base reference period — the 36-month period covering 1982, 1983 and 1984 — equal to 100, and then measures changes in relation to that figure. The CPI for a particular month is published during the following month.

For more details about the CPI and BLS, see “The Underliers — Non-Seasonally Adjusted U.S. City Average All Items Consumer Price Index for All Urban Consumers” on page S-138 of the accompanying underlier supplement no. 33.

Historical Levels of the CPI

The level of the CPI has fluctuated in the past and may, in the future, experience significant fluctuations. In particular, the CPI has recently experienced extreme and unusual volatility. Any historical upward or downward trend in the level of the CPI during the period shown below is not an indication that the CPI is more or less likely to increase or decrease at any time during the life of your notes.

You should not take the historical level of the CPI as an indication of the future performance of the CPI, including because of the recent volatility described above. We cannot give you any assurance that the future performance of the CPI will result in your receiving an amount greater than the outstanding face amount of your notes on the stated maturity date.

Neither we nor any of our affiliates make any representation to you as to the performance of the CPI. Before investing in the offered notes, you should consult publicly available information to determine the levels of the CPI between the date of this pricing supplement and the date of your purchase of the offered notes and, given the recent volatility described above, you should pay particular attention to recent levels of the CPI. The actual performance of the CPI over the life of the offered notes, as well as the cash settlement amount, may bear little relation to the historical levels shown below.

The graph below shows the published levels of the CPI for each month from January 2018 through January 2023. We obtained the levels in the graph below from Bloomberg Financial Services, without independent verification.

SUPPLEMENTAL DISCUSSION OF U.S. FEDERAL INCOME TAX CONSEQUENCES

The following section supplements the discussion of U.S. federal income taxation in the accompanying prospectus supplement.

The following section is the opinion of Sidley Austin LLP, counsel to GS Finance Corp. and The Goldman Sachs Group, Inc. It applies to you only if you hold your notes as a capital asset for tax purposes. This section does not apply to you if you are a member of a class of holders subject to special rules, such as:

●	a dealer in securities or currencies;
●	a trader in securities that elects to use a mark-to-market method of accounting for your securities holdings;
●	a bank;
●	a regulated investment company;
●	a life insurance company;
●	a tax-exempt organization;
●	a partnership;
●	an accrual method taxpayer subject to special tax accounting rules as a result of its use of financial statements;
●	a person that owns the notes as a hedge or that is hedged against interest rate risks;
●	a person that owns the notes as part of a straddle or conversion transaction for tax purposes; or
●	a United States holder (as defined below) whose functional currency for tax purposes is not the U.S. dollar.

This section is based on the U.S. Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations under the Internal Revenue Code, published rulings and court decisions, all as currently in effect. These laws are subject to change, possibly on a retroactive basis.

You should consult your tax advisor concerning the U.S. federal income tax and other tax consequences of your investment in the notes, including the application of state, local or other tax laws and the possible effects of changes in federal or other tax laws.

United States Holders

This subsection describes the tax consequences to a United States holder. You are a United States holder if you are a beneficial owner of the notes and you are:

●	a citizen or resident of the United States;
●	a domestic corporation;
●	an estate whose income is subject to U.S. federal income tax regardless of its source; or
●

a trust if a United States court can exercise primary supervision over the trust’s administration and one or more United States persons are authorized to control all substantial decisions of the trust.

If you are not a United States holder, this section does not apply to you and you should refer to “— Non-United States Holders” below.

Your notes will be treated as debt instruments subject to special rules governing contingent payment debt instruments for U.S. federal income tax purposes. Under those rules, the amount of interest you are required to take into account for each accrual period will be determined by constructing a projected payment schedule for your notes and applying rules similar to those for accruing original issue discount on a hypothetical noncontingent debt instrument with that projected payment schedule. This method is applied by first determining the yield at which we would issue a noncontingent fixed rate debt instrument with terms and conditions similar to your notes (the “comparable yield”) and then determining as of the issue date a payment schedule that would produce the comparable yield. These rules will generally have the effect of requiring you to include amounts in income in respect of your notes over their term based on the comparable yield for the notes, even though you will not receive any payments from us until maturity.

We have determined that the comparable yield for the notes is equal to    % per annum, compounded semi-annually, with a projected payment at maturity of $     based on an investment of $1,000.

Based on this comparable yield, if you are an initial holder that holds a note until maturity and you pay your taxes on a calendar year basis, we have determined that you would be required to report the following amounts as ordinary income, not taking into account any positive or negative adjustments you may be required to take into account based on the actual payments on the notes, from the note each year:

Accrual Period	Interest Deemed to Accrue During Accrual Period (per $1,000 note)	Total Interest Deemed to Have Accrued from Original Issue Date (per $1,000 note) as of End of Accrual Period through December 31, 2023
January 1, 2024 through December 31, 2024
January 1, 2025 through December 31, 2025
January 1, 2026 through

You are required to use the comparable yield and projected payment schedule that we compute in determining your interest accruals in respect of your notes, unless you timely disclose and justify on your U.S. federal income tax return the use of a different comparable yield and projected payment schedule.

The comparable yield and projected payment schedule are not provided to you for any purpose other than the determination of your interest accruals in respect of your notes, and we make no representation regarding the amount of contingent payments with respect to your notes.

If you purchase your notes at a price other than their adjusted issue price determined for tax purposes, you must determine the extent to which the difference between the price you paid for your notes and their adjusted issue price is attributable to a change in expectations as to the projected payment schedule, a change in interest rates, or both, and reasonably allocate the difference accordingly. The adjusted issue price of your notes will equal your notes’ original issue price plus any interest deemed to be accrued on your notes (under the rules governing contingent payment debt instruments) as of the time you purchase your notes. The original issue price of your notes will be the first price at which a substantial amount of the notes is sold to persons other than bond houses, brokers or similar persons or organizations acting in the capacity of underwriters, placement agents or wholesalers. Therefore, you may be required to make the adjustments described above even if you purchase your notes in the initial offering if you purchase your notes at a price other than the issue price.

If the adjusted issue price of your notes is greater than the price you paid for your notes, you must make positive adjustments increasing (i) the amount of interest that you would otherwise accrue and include in income each year, and (ii) the amount of ordinary income (or decreasing the amount of ordinary loss) recognized upon maturity by the amounts allocated under the previous paragraph to each of interest and the projected payment schedule; if the adjusted issue price of your notes is less than the price you paid for your notes, you must make negative adjustments, decreasing (i) the amount of interest that you must include in income each year, and (ii) the amount of ordinary income (or increasing the amount of ordinary loss) recognized upon maturity by the amounts allocated under the previous paragraph to each of interest and the projected payment schedule. Adjustments allocated to the interest amount are not made until the date the daily portion of interest accrues.

Because any Form 1099-OID that you receive will not reflect the effects of positive or negative adjustments resulting from your purchase of notes at a price other than the adjusted issue price determined for tax purposes, you are urged to consult with your tax advisor as to whether and how adjustments should be made to the amounts reported on any Form 1099-OID.

You will recognize gain or loss upon the sale, exchange, or maturity of your notes in an amount equal to the difference, if any, between the cash amount you receive at such time and your adjusted basis in your notes. In general, your adjusted basis in your notes will equal the amount you paid for your notes, increased by the amount of interest you previously accrued with respect to your notes (in accordance with the comparable yield and the projected payment schedule for your notes) and increased or decreased by the amount of any positive or negative adjustment, respectively, that you are required to make if you purchase your notes at a price other than the adjusted issue price determined for tax purposes (as described in the accompanying prospectus supplement).

Any gain you recognize upon the sale, exchange, or maturity of your notes will be ordinary interest income. Any loss you recognize at such time will be ordinary loss to the extent of interest you included as income in the current or previous taxable years in respect of your notes, and thereafter, capital loss. If you are a noncorporate holder, you would generally be able to use such ordinary loss to offset your income only in the taxable year in which you recognize the ordinary loss and would generally not be able to carry such ordinary loss forward or back to offset income in other taxable years.

Non-United States Holders

If you are a non-United States holder, please see the discussion under “United States Taxation — Taxation of Debt Securities — Non-United States Holders” in the accompanying prospectus for a description of the tax consequences relevant to you. You are a non-United States holder if you are the beneficial owner of the notes and are, for U.S. federal income tax purposes:

●	a nonresident alien individual;
●	a foreign corporation; or
●	an estate or trust that in either case is not subject to U.S. federal income tax on a net income basis on income or gain from the notes.

The Treasury Department has issued regulations under which amounts paid or deemed paid on certain financial instruments (“871(m) financial instruments”) that are treated as attributable to U.S.-source dividends could be treated, in whole or in part depending on the circumstances, as a “dividend equivalent” payment that is subject to tax at a rate of 30% (or a lower rate under an applicable treaty), which in the case of amounts you receive upon the sale, exchange or maturity of your notes, could be collected via withholding. If these regulations were to apply to the notes, we may be required to withhold such taxes if any U.S.-source dividends are paid on the stocks included in the underlier during the term of the notes. We could also require you to make certifications (e.g., an applicable Internal Revenue Service Form W-8) prior to the maturity of the notes in order to avoid or minimize withholding obligations, and we could withhold accordingly (subject to your potential right to claim a refund from the Internal Revenue Service) if such certifications were not received or were not satisfactory. If withholding was required, we would not be required to pay any additional amounts with respect to amounts so withheld. These regulations generally will apply to 871(m) financial instruments (or a combination of financial instruments treated as having been entered into in connection with each other) issued (or significantly modified and treated as retired and reissued) on or after January 1, 2025, but will also apply to certain 871(m) financial instruments (or a combination of financial instruments treated as having been entered into in connection with each other) that have a delta (as defined in the applicable Treasury regulations) of one and are issued (or significantly modified and treated as retired and reissued) on or after January 1, 2017. In addition, these regulations will not apply to financial instruments that reference a “qualified index” (as defined in the regulations). We have determined that, as of the issue date of your notes, your notes will not be subject to withholding under these rules. In certain limited circumstances, however, you should be aware that it is possible for non-United States holders to be liable for tax under these rules with respect to a combination of transactions treated as having been entered into in connection with each other even when no withholding is required. You should consult your tax advisor concerning these regulations, subsequent official guidance and regarding any other possible alternative characterizations of your notes for U.S. federal income tax purposes.

Foreign Account Tax Compliance Act (FATCA) Withholding

Pursuant to Treasury regulations, Foreign Account Tax Compliance Act (FATCA) withholding (as described in “United States Taxation—Taxation of Debt Securities—Foreign Account Tax Compliance Act (FATCA) Withholding” in the accompanying prospectus) will generally apply to obligations that are issued on or after July 1, 2014; therefore, the notes will generally be subject to the FATCA withholding rules.

SUPPLEMENTAL PLAN OF DISTRIBUTION; CONFLICTS OF INTEREST

See “Supplemental Plan of Distribution” on page S-51 of the accompanying general terms supplement no. 8,999, and “Plan of Distribution — Conflicts of Interest” on page 127 of the accompanying prospectus. GS Finance Corp. estimates that its share of the total offering expenses, excluding underwriting discounts and commissions, will be approximately $      .

GS Finance Corp. will sell to GS&Co., and GS&Co. will purchase from GS Finance Corp., the aggregate face amount of the offered notes specified on the front cover of this pricing supplement. GS&Co. proposes initially to offer the notes to the public at the original issue price set forth on the cover page of this pricing supplement, and to certain securities dealers at such price less a concession not in excess of       % of the face amount. The original issue price for notes purchased by certain retirement accounts and certain fee-based advisory accounts will be           % of the face amount of the notes, which will reduce the underwriting discount specified on the cover of this pricing supplement with respect to such notes to        %. GS&Co. is an affiliate of GS Finance Corp. and The Goldman Sachs Group, Inc. and, as such, will have a “conflict of interest” in this offering of notes within the meaning of Financial Industry Regulatory Authority, Inc. (FINRA) Rule 5121. Consequently, this offering of notes will be conducted in compliance with the provisions of FINRA Rule 5121. GS&Co. will not be permitted to sell notes in this offering to an account over which it exercises discretionary authority without the prior specific written approval of the account holder. We have been advised that GS&Co. will also pay a fee in connection with the distribution of the notes to SIMON Markets LLC, a broker-dealer in which an affiliate of GS Finance Corp. holds an indirect minority equity interest.

We expect to deliver the notes against payment therefor in New York, New York on April 5, 2023. Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes on any date prior to two business days before delivery will be required to specify alternative settlement arrangements to prevent a failed settlement.

We have been advised by GS&Co. that it intends to make a market in the notes. However, neither GS&Co. nor any of our other affiliates that makes a market is obligated to do so and any of them may stop doing so at any time without notice. No assurance can be given as to the liquidity or trading market for the notes.

The notes will not be listed on any securities exchange or interdealer quotation system.

We have not authorized anyone to provide any information or to make any representations other than those contained or incorporated by reference in this pricing supplement, the accompanying general terms supplement no. 8,999, the accompanying February 2023 Non-Seasonally Adjusted U.S. City Average All Items Consumer Price Index for All Urban Consumers supplement, the accompanying underlier supplement no. 33, the accompanying prospectus supplement or the accompanying prospectus. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This pricing supplement, the accompanying general terms supplement no. 8,999, the accompanying February 2023 Non-Seasonally Adjusted U.S. City Average All Items Consumer Price Index for All Urban Consumers supplement, the accompanying underlier supplement no. 33, the accompanying prospectus supplement and the accompanying prospectus is an offer to sell only the notes offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this pricing supplement, the accompanying general terms supplement no. 8,999, the accompanying February 2023 Non-Seasonally Adjusted U.S. City Average All Items Consumer Price Index for All Urban Consumers supplement, the accompanying underlier supplement no. 33, the accompanying prospectus supplement and the accompanying prospectus is current only as of the respective dates of such documents.

$

GS Finance Corp.

S&P 500® Daily Risk Control 5% USD Excess Return Index-Linked Notes due

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The Goldman Sachs Group, Inc.

Goldman Sachs & Co. LLC